Exhibit 99.B(d)(2)(K)(vii)

FORM OF

April 30, 2007

Ms. Lynn Williams

Janus Capital Management LLC

151 Detroit Street

Denver, CO 80206

Dear Ms. Williams:

Pursuant to Section 6 of the Portfolio Management Agreement dated April 3, 2002, as amended, among ING Investors Trust (the “Trust”), Directed Services, LLC (formerly Directed Services, Inc.) (the “Manager”) and Janus Capital Management LLC (the “Portfolio Manager”) (the “Agreement”) we hereby modify the fees payable to the Portfolio Manager for ING Janus Contrarian Portfolio (the “Portfolio”), effective April 30, 2007, upon all of the terms and conditions set forth in the Agreement. Upon your acceptance, the Agreement will be modified to give effect to the foregoing by amending Amended Schedule B of the Agreement. The Amended Schedule B is attached hereto.

This letter will serve as an amendment to the Agreement and is intended to result in the reallocation of certain investment advisory fees (“Reallocation”) that are paid by the Portfolio to the Portfolio Manager for the investment management of such Portfolio.

REPRESENTATIONS

1.             Portfolio Manager represents that it will not reduce the quality or quantity of its services to the Portfolio under the Agreement as a result of the reduced fee schedule contained in this Amendment, however Portfolio Manager makes no representation or warranty, express or implied, that any level of performance or investment results will be achieved by the Portfolio or that the Portfolio will perform comparably with any standard or index, including other clients of Portfolio Manager.

2.             Manager represents that:  (a) it will not reduce the quality or quantity of its services to the Portfolio under the Agreement as a result of the reduced fee schedule contained in this Amendment;  (b) approval of this revised fee schedule has been obtained from the Board of Trustees of the Trust; and (c) in accordance with current positions of the Division of Portfolio Management of the Securities and Exchange Commission, as articulated in its no-action letter dated August 5, 1997 (INVESCO, SEC Ref. No. 97-198-CC, 1997 SEC No-Act. LEXIS 787), and Investment Manager’s representations above, the Reallocation complies with the requirements of such letter.

7337 E. Doubletree Ranch Rd.	Tel: 480-477-3000	ING Investors Trust
Scottsdale, AZ 85258-2034	Fax: 480-477-2744
www.ingfunds.com

Please signify your acceptance of the modified fees under the Agreement with respect to the Portfolio by signing below.

Very sincerely,

Robert S. Naka

Executive Vice President

ING Investors Trust

ACCEPTED AND AGREED TO:

Janus Capital Management LLC

By:
Name:
Title:	, Duly Authorized

FORM OF

AMENDED SCHEDULE B

COMPENSATION FOR SERVICES TO SERIES

For the services provided by Janus Capital Management LLC (“Portfolio Manager”) to the following Series of ING Investors Trust (formerly known as The GCG Trust), pursuant to the Portfolio Management Agreement, dated April 3, 2002, as amended, the Manager will pay the Portfolio Manager a fee, computed daily and payable monthly, based on the average daily net assets of the applicable Series at the following annual rates:

SERIES	FEE

ING Janus Contrarian Portfolio	0.4500% on first $100 million 0.4000% on next $100 million 0.3500% on next $200 million 0.3250 on next $500 million 0.3000% thereafter